Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432 www.medtronic.com tel 763-505-2758

July 17, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medtronic, Inc. Registration Statement on Form S-4 (File No. 333 -205732), filed on July 17, 2015

Ladies and Gentlemen:

On July 17, 2015, Medtronic, Inc. (the “Issuer”) and the guarantors set forth therein (the “Guarantors”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-205732) on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers (each, an “Exchange Offer” and collectively, the “Exchange Offers”):

(i) $500,000,000 aggregate principal amount of Floating Rate Senior Notes due March 15, 2020 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange Floating Rate Notes”) to be exchanged in an Exchange Offer for a like principal amount of the outstanding Floating Rate Senior Notes due March 15, 2020 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original Floating Rate Notes”);

(ii) $1,000,000,000 aggregate principal amount of 1.500% Senior Notes due March 15, 2018 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange 2018 Notes”) to be exchanged in an Exchange Offer for a like principal amount of the outstanding 1.500% Senior Notes due March 15, 2018 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original 2018 Notes”);

(iii) $2,500,000,000 aggregate principal amount of 2.500% Senior Notes due March 15, 2020 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange 2020 Notes”) to be exchanged in an Exchange Offer for a like principal amount of the outstanding 2.500% Senior Notes due March 15, 2020 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original 2020 Notes”);

Securities and Exchange Commission

July 17, 2015

(iv) $2,500,000,000 aggregate principal amount of 3.150% Senior Notes due March 15, 2022 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange 2022 Notes”) to be exchanged in an Exchange Offer for a like principal amount of the outstanding 3.150% Senior Notes due March 15, 2022 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original 2022 Notes”);

(v) $4,000,000,000 aggregate principal amount of 3.500% Senior Notes due March 15, 2025 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange 2025 Notes”) to be exchanged in an Exchange Offer for a like principal amount of the Issuer’s outstanding 3.500% Senior Notes due March 15, 2025 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original 2025 Notes”);

(vi) $2,500,000,000 aggregate principal amount of 4.375% Senior Notes due March 15, 2035 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange 2035 Notes”) to be exchanged in an Exchange Offer for a like principal amount of the Issuer’s outstanding 4.375% Senior Notes due March 15, 2035 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original 2035 Notes”); and

(vii) $4,000,000,000 aggregate principal amount of 4.625% Senior Notes due March 15, 2045 issued by the Issuer and guaranteed by the Guarantors (together with such guarantees, the “Exchange 2045 Notes” and, together with the Exchange Floating Rate Notes, Exchange 2018 Notes, Exchange 2020 Notes, Exchange 2022 Notes, Exchange 2025 Notes, and Exchange 2035 Notes, the “Exchange Notes”) to be exchanged in an Exchange Offers for a like principal amount outstanding 4.625% Senior Notes due March 15, 2045 issued by the Issuer, together with the subsequent full and unconditional guarantees of such notes by the Guarantors (together with such guarantees, the “Original 2045 Notes” and, together with the Original Floating Rate Notes, Original 2018 Notes, Original 2020 Notes, Original 2022 Notes, Original 2025 Notes, and Original 2035 Notes, the “Original Notes”).

We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offers in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Issuer’s information and belief, each person participating in the

Securities and Exchange Commission

July 17, 2015

Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Issuer will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

With respect to any broker-dealer participating in the Exchange Offers with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes. In addition, the Issuer (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offers the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offers. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Securities and Exchange Commission

July 17, 2015

Very truly yours,

MEDTRONIC, INC.

/s/ Keyna P. Skeffington
Name:	Keyna P. Skeffington
Title:	Vice President and Assistant Secretary